Filed by Legato Systems, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company:    Legato Systems, Inc.

Commission File No:    000-26130

Questions & Answers

Why does EMC intend to purchase LEGATO?

The addition of LEGATO will accelerate EMC’s ability to offer customers the most comprehensive set of storage software products in the world and expands their leadership in information lifecycle management software. Specifically it expands EMC’s reach into the e-mail and HSM/archiving space, providing them with an application-centered orientation and positioning them to help their customers meet new needs in areas such as compliance.

We believe that EMC and LEGATO together will help create the “ultimate” information lifecycle management company—helping customers get the maximum value from their information at the lowest total cost at every point in the information lifecycle.

What benefits do we see from this acquisition?

We see several benefits for EMC, LEGATO, and our customers:

•	Our combined resources will give customers more complete and cost-efficient ways to manage and protect all their information, from the moment they create it to the moment they dispose of it.

•	This acquisition accelerates our ability to give customers comprehensive, integrated solutions that address pressing corporate requirements, from business continuity and information compliance to content management. All customers will be able to meet their current and future information management needs, with more functionality, scope, and choice than ever.

•	LEGATO’s direct sales force and extensive relationships with channel partners complement and extend EMC’s reach across more of the storage marketplace, with the expertise needed to understand and solve a wider range of customer problems in a heterogeneous environment.

•	LEGATO will gain the benefit of EMC’s financial strength and significant R&D investment. This combination will provide more resources to capture market opportunities and accelerate our growth and profitability plans.

How do EMC and LEGATO complement each other?

We have complementary product sets, we have a shared focus on meeting customers’ information storage needs, we have similar cultures, and we have a long history of successful cooperation to build on. This acquisition is about growth. Our goal is to meet the needs of all current customers by enhancing the functionality delivered by all the products in our offerings today and by bringing important new capabilities to our customers as we go forward.

What will it mean for customers using today’s products?

This is about acceleration of software value and content, not consolidation of product lines. LEGATO is committed to protecting all customers’ investments in their current products and to enhancing the value of those investments with continued innovation. This move will mean more research and development, more choice, a continued dedication to heterogeneous software, and a stronger partner that can help meet more of their business needs. We’re committed to continuing to support all of our customers from our ApplicationXtender customers to our EmailXtender customers, to our Availability customers to of course, our Information Protection customers. NetWorker will continue to be our leading, and the market’s leading, backup and recovery solution.

How will this acquisition affect LEGATO partners?

LEGATO’s channel partners are the key to bringing our solutions to market. EMC recognizes the value of our channel and intends to leverage this successful business model. In order to meet the vast customer requirements spanning data and storage management today, we will continue to rely on our partners value-added solutions and services within key vertical and niche application markets. Partners should continue to sell and service the LEGATO solutions they always have, and we will continue to grow and expand their opportunities in current and new markets by providing additional complementary offerings. Our goal will be to bring these solutions to market with our expert channel partners worldwide.

What will the new organization look like?

LEGATO will be a division of EMC led by David Wright, who will report to Joe Tucci as an EVP of EMC and President of the LEGATO division. The division will retain LEGATO’s current sales and distribution channels as an independent software sales force and its software development group will be matrixed to Mark Lewis’ organization.

Who do customers engage with now?

Since the acquisition is not complete, customers can expect to continue to engage with each company’s sales and service personnel and channel partners, just as they have in the past. After the acquisition is complete, customers can still expect very little disruption in their sales and service relationships.

What happens next?

There are still several major steps ahead, including a vote by LEGATO shareholders. We expect those steps to take us into the fourth quarter. We’ll continue to let our customers, shareholders, and employees know of significant developments whenever possible.

Additional Information and Where to Find it

In connection with the proposed transaction, EMC and LEGATO intend to file a proxy statement/prospectus with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders of EMC and LEGATO are advised to read the proxy statement/prospectus when it becomes available, because it will contain important information about EMC, LEGATO and the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when available, and other documents filed by EMC and LEGATO with the SEC at the SEC’s website at www.sec.gov. Free copies of the proxy statement/prospectus, when available, and each company’s other filings with the SEC also may be obtained from the respective companies. Free copies of EMC’s filings may be obtained by directing a request to EMC. You can request this information via the web at www.EMC.com/IR/request or by sending a written request to EMC Investor Relations, EMC Corporation, 176 South Street, Hopkinton, MA 01748. Free copies of Legato’s filings may be obtained by directing a request to Legato Investor Relations, LEGATO, SYSTEMS, Inc., 2350 West El Camino Real, Mountain View, CA 94040. In addition, investors and security holders may access copies of the documents filed with the SEC by EMC on EMC’s website at www.emc.com, and investors and security holders may access copies of the documents filed with the SEC by LEGATO on LEGATO’s website at www.legato.com.

Legato, its directors and executive officers may be deemed to be participants in the solicitation of proxies from Legato stockholders in favor of the proposed transaction. A description of the interests of the directors and executive officers of Legato is set forth in Legato’s proxy statement for its 2003 annual meeting, which was filed with the SEC on April 30, 2003. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/ prospectus and the other relevant documents filed with the SEC when they become available.